On December 1, 2018, Nasdaq Listing Qualifications staff (Staff) notified Liberty Tax Inc. (Company) that it no longer complied with the the minimum
1 dollar bid price requirement set forth in Listing Rule 5550(a)(2). When the Company failed to regain compliance with the Rule after 180 days, the Staff declined to grant the Company a further extension and it determined to delist the Companys securities on June 4, 2018. On June 11, 2018, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on July 19, 2018. On July 24, 2018, the Panel issued a decision to delist the Companys securities. On July 27, 2018, the Company filed a request for the Panel to reconsider its decision. On July 31, 2018, the Panel issued a decision in response to the Companys request for reconsideration that affirmed the Panels earlier decision. On August 15, 2018, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On October
18, 2018, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On November 7, 2018, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).